UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-10888

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2 place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan,

formerly the ATOFINA Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, formerly the ATOFINA Capital Accumulation Plan, (the Plan), as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

June 26, 2006

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments, at fair value	$358,429,262	289,884,776
Employer contributions receivable	4,414	5,336
Due from Trustee for securities sold	77,745	—
Accrued interest receivable	—	90,974
Accrued dividends receivable	—	816,521

Plan assets	358,511,421	290,797,607
Administrative expenses payable	48,579	101,956

Net assets available for benefits	$358,462,842	290,695,651

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Contributions:
Employee	$11,238,657	9,960,333
Employer	6,191,503	5,853,540
Rollovers	258,855	698,576

Total contributions	17,689,015	16,512,449

Investment income:
Interest	945,412	1,152,913
Dividends	9,715,389	5,328,491
Net appreciation in fair value of TOTAL S.A. ADS	21,218,984	22,344,452
Net appreciation in fair value of mutual funds	7,383,378	5,720,324
Net appreciation (depreciation) in fair value of common collective trust funds	(608,280)	2,980,867

Total investment income	38,654,883	37,527,047

Transfer from predecessor plan	30,521,449	—

Payments to participants	(18,580,525)	(12,876,880)

Administrative expenses	(517,631)	(304,022)

Net increase in net assets available for benefits	67,767,191	40,858,594

Net assets available for benefits:
Beginning of year	290,695,651	249,837,057

End of year	$358,462,842	290,695,651

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

(a)	General

The TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, formerly the ATOFINA Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of TOTAL PETROCHEMICALS USA, INC. (the Company) and other participating employers, hereafter referred to as the “employing companies”. The Company is an indirectly wholly owned subsidiary of TOTAL S.A., a French company that is publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by an administrative committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Prior to April 1, 2005, Boston Safe Deposit and Trust Company served as the trustee, and Hewitt Associates LLC served as the independent record keeper. Effective April 1, 2005, Fidelity Management Trust Company was appointed as the trustee and Fidelity Investments Institutional Operations Company, Inc. was appointed as the independent record keeper.

(b)	Eligibility

An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Participants are eligible for Company matching contributions after one year of employment.

(c)	Contributions

Participants may elect to contribute up to 30% (15% prior to April 1, 2005) on a pretax basis, up to 6% on an after-tax basis or a combination of pretax and after-tax contributions not exceeding 30% (15% prior to April 1, 2005) of their basic compensation. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election under the Plan at any time. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($4,000 and $3,000 per participant in 2005 and 2004, respectively). Eligible participants may also elect to rollover qualified distributions as defined in the Plan document.

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s basic compensation for the pay period (Matching Contribution). Participants must contribute a minimum of 3% pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Matching Contributions are reduced by participants’ forfeitures.

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Employee contributions and Matching Contributions are paid to the Trustee in cash.

(d)	Vesting Provisions

Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2001, active participants are 100% vested in Matching Contributions at all times.

(e)	Investments

Each participant’s account is credited with his or her contribution, the Matching Contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f)	Investment Options

Effective April 1, 2005, in conjunction with the change in trustee the assets of the Plan were transferred from the Boston Safe Deposit and Trust Company to Fidelity Management Trust Company. TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), the American Funds American Balanced Fund and participant loans were transferred in-kind. All other investments were liquidated and the proceeds were utilized to purchase investments with investment strategies similar to the prior investment option as follows:

Prior Investment Option	New Investment Option

Boston Safe Short-term Investment Fund	Fidelity Managed Income Portfolio II

Barclays Global Investors U S Debt Index Fund	Vanguard Total Bond Market Index Fund

Barclays Global Investors Equity Index Fund	Vanguard Institutional Index Fund

Dreyfus Emerging Leaders Fund	Royce Premier Institutional Fund

American New Perspective Fund	Fidelity Diversified International Fund

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

In addition, immediately following the transfer the following additional investment options were available to participants:

American Beacon Large Cap Value Index
American Beacon Small Cap Value Fund
American Funds Growth Fund of America
CALAMOS Growth Fund
Fidelity Capital Appreciation Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom Income Fund
Hotchkis and Wiley Mid-Cap Value Fund
Oppenheimer Developing Markets Fund
PIMCO Total Return Fund
Third Avenue Real Estate Value Fund

(g)	Participant Loans

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Effective April 1, 2005, participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 5.25% to 11% for the year ended December 31, 2005.

(h)	Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Effective March 28, 2005, the Plan requires automatic distribution of participant accounts upon termination without the participants consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Plan Administrator. Amounts less than $1,000 will be distributed directly to participants upon termination. An active

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

participant may withdraw after-tax contributions and Matching Contributions made before 1984 and earnings thereon. At any time, a participant age 59 1/2 or older may withdraw his or her total account. Participants had requested distributions in the amount of $0 and $46,603 at December 31, 2005 and 2004, respectively, that had not yet been paid by the Trustee.

(i)	Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

(b)	Valuation of Investments

Investments are reported at fair market value. The TOTAL S.A. ADS, and mutual funds are valued based upon quoted market prices. The common collective trust funds are stated at fair value, as determined by the issuer, by reference to published market data, if available, of the underlying assets. Participant loans are valued at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (deprecation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments.

The Fidelity Managed Income Portfolio II invests primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs and synthetic GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest earned thereon. The effective yield of the common collective trust fund was 3.8% for the year ended December 31, 2005.

(c)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Payment of Benefits

Payment to participants are recorded as the benefits are paid.

(3)	Plan Mergers

Effective July 1, 2005, Atotech USA, Inc. (Atotech) became a participating employer with respect to certain collectively bargained employees. Effective October 1, 2005, Atotech and Total Lubricants USA, Inc. (Lubricants) became participating employers with respect to certain non-collectively bargained employees. During 2005, account balances totaling $30,521,449 of affected participants were transferred into the Plan from the predecessor plans.

Participating employees of Atotech and Lubricants who became eligible to participate in the Plan on the employers’ participation date received credit for their period of employment with the participating employer.

Noncollectively bargained employees of Atotech will receive a matching contribution equal to 100% up to 4% of the participant’s basic compensation for the pay period. Collectively bargained employees of Atotech will receive a matching contribution equal to 100% up to 6% of the participant’s basic compensation for the pay period. Participants must contribute a minimum of 3% pre-tax contributions before a match will be made on after tax contributions. For participants hired before October 1, 2005, matching contributions will be made upon completion of six months of service. For participants hired on or after October 1, 2005, matching contributions will be made upon completion of one year of service.

Noncollectively bargained employees of Lubricants will receive a matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s basic compensation for the pay period. For participants hired before October 1, 2005, matching contributions will be made following the completion of six months of employment. For participants hired on or after October 1, 2005, matching contributions will be made following the completion of one year of service.

Certain distribution and withdrawal options of the predecessor plans have been preserved under the Plan as defined in the Plan document.

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

2005:
Vanguard Institutional Index Fund	$33,484,568
American Funds American Balanced Fund	18,552,577
Royce Premier Institutional Fund	18,122,329
Fidelity Diversified International Fund	24,794,784
Fidelity Managed Income Portfolio II	40,139,781
TOTAL S.A. ADS	169,002,091

2004:
Balanced Fund	$18,929,064
Emerging Leaders Fund	19,809,097
Equity Index Fund H	28,261,805
New Perspective Fund	23,945,187
Pooled Employee Funds Daily Liquidity Fund	58,511,190
TOTAL S.A. ADS	124,522,862

(5)	TOTAL S.A. ADS

Effective April 1, 2005, each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee. Prior to April 1, 2005, the Trustee was responsible for voting the shares.

(6)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 47% and 43% of total investments as of December 31, 2005 and 2004, respectively. The Company is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(7)	Federal Income Taxes

The Plan has obtained from the Internal Revenue Service a determination letter dated October 30, 2002 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended and restated since receiving the letter; however, the Company believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code at December 31, 2005 and 2004.

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$358,462,842	290,695,651
Amounts allocated to withdrawing participants	—	(46,603)

Net assets available for benefits per the Form 5500	$358,462,842	290,649,048

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

	Year ended December 31
	2005	2004
Payments to participants per the financial statements	$18,580,525	12,876,880
Add amounts allocated to withdrawing participants at December 31, 2005 and 2004, respectively	—	46,603
Less amounts allocated to withdrawing participants at December 31, 2004 and 2003, respectively	(46,603)	(425,870)

Payments to participants per the Form 5500	$18,533,922	12,497,613

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(9)	Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(10)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by The Boston Company, Inc., an affiliate of the prior trustee and Fidelity Investments, an affiliate of the current trustee. In addition, the Plan invests in TOTAL S.A. ADS which are shares and units of Company securities. The Company is the parent of the sponsor of the Plan. These transactions qualify as related-party transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(11)	Subsequent Event

With regard to the TOTAL S.A. ADS, pursuant to the proposal approved at the TOTAL S.A. Annual Meeting of May 12, 2006, and effective May 17, 2006, TOTAL S.A. ADS split 2-for-1.

Also approved at the TOTAL S.A. Annual Meeting was the spin-off of certain of the TOTAL S.A. chemical business segments by the distribution of Arkema S.A. American Depositary Shares (Arkema ADS) to holders of TOTAL S.A. ADS. This distribution provides each holder of twenty (20) TOTAL S.A. ADS held on May 17, 2006, including the Plan, one (1) Arkema ADS. The Arkema ADSs were liquidated by the Plan and the cash proceeds were reinvested in to the TOTAL S.A. ADS investment option.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue/Description	Current value

American Beacon Large Cap Value Fund	$1,985,405
American Beacon Large Cap Value Plan	4,979
American Beacon Small Cap Value Fund	1,561,393
American Funds American Balanced Fund	18,552,577
American Funds Growth Fund of America	7,773,317
CALAMOS Growth Fund	1,769,183
Fidelity Capital Appreciation Fund*	1,030,891
Fidelity Cash Reserves	1,328
Fidelity Diversified International Fund*	24,794,784
Fidelity Freedom 2010 Fund*	1,682,185
Fidelity Freedom 2020 Fund*	2,580,315
Fidelity Freedom 2030 Fund*	1,539,736
Fidelity Freedom 2040 Fund*	509,404
Fidelity Freedom Income Fund*	235,848
Fidelity Managed Income Portfolio II*	40,139,781
Hotchkis and Wiley Mid-Cap Value Fund	3,846,473
Oppenheimer Developing Markets Fund	9,238,644
PIMCO Total Return Fund	2,073,898
Royce Premier Institutional Fund	18,122,329
Third Avenue Real Estate Value Fund	3,100,985
Vanguard Institutional Index Fund	33,484,568
Vanguard Total Bond Market Index Fund	7,543,023
TOTAL S.A.* – ADS	169,002,091
Participant loans* – Interest rates ranging from 5.25% to 11%	7,856,125

$358,429,262

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Dated: June 28, 2006	/s/ Carolyn Sanders
Carolyn Sanders, Vice President and
Chairman, Administrative Committee

Index to Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm